China Information Technology

(NasdaqGS: CNIT)

Investor Presentation
September 2016

云管端改变我们的生活方式

Cloud-App-Terminal Changes Our Lifestyle

Safe Harbor Statement

This presentation may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Who We Are

- A growing provider of cloud-app-terminal technologies for Internet-of-Things (IoT) platforms, digital advertising delivery and other internet-based information distribution systems throughout China.
- Our IoT modules, installed in elevators, maximize passenger safety by collecting operational data, transmitting it to our cloud server and generating e-files and reports for elevator manufacturing, elevator maintenance and property management companies, and government entities.
- We provide an end-to-end digital advertising solution enabling customers to easily and cost-effectively create ad content and direct it to specific interactive cloud-based HD elevator display terminals across China.

What We Sell

- **IoT-based Elevator safety and maintenance information service for**

  Elevator manufacturers

  Elevator maintenance companies

  Property management companies

  Government entities

- Interactive HD **cloud-app ad terminals**
- Access to our cloud-based ad content delivery system – **Yunfa Net (www.pubds.com)**

Elevator IoT Product

- Multiple IoT modules collect elevator data continually, transmit it and generate reports for elevator manufacturing, elevator maintenance and property management companies, and government entities
- Alerts building management, police, immediately in emergency situations
- Provides emergency lighting and passenger info in emergency situations
- Automatically e-files all maintenance and safety information
- Can potentially fulfill required safety procedures for China's 4.26 million elevators

Cloud-App Elevator Ad Terminals

- Installed in office/residential building elevators in over 20 cities
- Provides full HD screen and interactive features and equipped with required cameras and data collectors
- Includes IoT safety modules that collect data for elevator manufacturing, elevator maintenance and property management companies, and government
- Unattended operation via Yunfa Net

Yunfa Net

- Cloud-based content delivery platform that connects our customers and their ad content with digital display terminals in office buildings, elevators, shopping malls, stores, and other mass-traffic venues
- Ads created and delivered from customer's own PC or mobile app
- Content can be differentiated and sent to specific ad terminals
- Ads update automatically per programs preset or real-time instruction via Yunfa Net
- Advertisers can monitor their ad deliveries and receive real-time feedback on viewer response
- Lower cost and more targeted than other forms of advertising – ideal solution for smaller companies with limited ad budgets
- Won 2016 Golden Peacock Excellent Award - top industry award in China

Market Opportunities

- As of 2015 the number of elevators operating in China was 4.26 million, with 15% average annual growth

- In 2013, AQSIQ officially defined the safety management responsibility of elevators and suggested the use of IoT-based remote video monitor technologies to ensure elevator safety. **Elevator IoT will be a new growth point for government procurement market.**

- Elevator media is an emerging media source. It has the unique advantage of appealing to a captive audience and will likely enjoy rapid growth due to the rising popularity of IoT technology.

- According to HIS, the market size for Ad display terminal will grow from US$3.5 Billion in 2015 to **US$6 Billion** in 2018.

- Assuming each elevator covers 90 families (4 people per family), an IoT network of 500,000 elevator terminals would cover 180 million urban population, representing a very important portal for advertisers' brand and product promotion.

Data source: ① General Administration of Quality Supervision of China (AQSIQ)
② Hightech Information System Limited (HIS)

Elevator IoT Expansion Plans

We expect to have market coverage in 25 provinces (municipalities) in China by the end of 2019

- 2016 – 4 provinces (municipalities)
  Tianjin, Guangdong (Shenzhen) , Shandong, Jiangsu
- 2017 - newly increased 7 provinces (municipalities)
- 2018 - newly increased 7 provinces (municipalities)
- 2019 - newly increased 7 provinces (municipalities)



Elevator Ad Terminal Expansion Plans

We expect to have market coverage in over 56 cities in China by the end of 2019

- **2016 -11 cities**
  Beijing, Shanghai, Tianjin, Chongqing, Shenzhen, Huizhou, Heyuan, Linyi, Wuxi, Guiyang, Chengdu
- **2017 - newly increased 15 cities**
- **2018 - newly increased 15 cities**
- **2019 - newly increased 15 cities**



Projected Elevator IoT/Ad Terminals Installed


500,000
400,000
300,000
200,000
100,000
-
Elevator IoT
Elevator Ad Terminal
Y2016
Y2017
Y2018
Y2019

Forecast of Revenue Mix


2016
Equipment Sales
Operation/Service
Big Data
5%
1%
94%


2019
Equipment Sales
Operation/Service
Big Data
30%
50%
20%

New Revenue Opportunities

- Our cloud-linked display terminals are currently being introduced for:
  - Conferences
  - Online education
  - Online training
  - Hotels
  - Retail Stores

Financials


86.4
76.2
68.2
10.3
3.0
2012
2013
2014
2015
2016
6M
-89.6
-119.2
-29.2
-7.5
-7.1
Total Revenue ($ Mil)
Net Income ($ Mil)

- From customer-made hardware manufacturing to standard cloud-app-terminal solutions
- From customized services to standardized products
- From low margin/high DSO to high margin/low DSO
- From asset heavy to asset light
- From high to low cash use

Capital Structure


39.0%
61.0%
Affilate (16.0 mil shares)
Public (24.2 mil shares)

- 40.2 million shares outstanding as of June 30, 2016
- Granted 3.0 million shares at $3.0/share in November 2013 and 1.36 million shares at $4.0/share in April 2014 under the Company's 2013 equity incentive plan
- Granted 2.7 million options with exercise price of $1.21/share in May 2016 under the Company's 2016 equity incentive plan

Experienced Management



Chairman & CEO

Jianghuai Lin

- CEO of CNIT since 2006
- Former President of Hong Kong United Development Group
- Former Chairman and GM of iAPSEC Software Company Ltd.



President

Zhiqiang Zhao

- Extensive experience in corporate operation and HR management
- Former Vice Chairman of iASPEC
- Former Supervisor of Human Resources for Foxconn Technology Group



COO

Zhixiong Huang

- 20 years of experience in IT and Internet industries
- Senior VP of CNIT since 2016 and former CTO
- Former R&D Director of Runsheng Info



CTO

Guangzeng Chen

- 10 years of experience in business operations and IT product development
- Former Project Manager of Coolpad Group
- Former R&D Director of Videohome

Why CNIT, Why Now

- Three strong revenue centers
- Increased government support for addressing elevator safety via IoT technology
- Expanding digital ad market
- One of only a handful of end-to-end digital ad delivery providers
- Experienced and committed management
- Enjoys High-Tech Enterprise Status, lowering taxes and increasing government support
- Shares near low end of historical valuation

THANK YOU

Company Contact:
IRIS YAN
Director of Investor Relations
Tel: 86-755-83704767
Email: IR@chinacnit.com

中国信息技术有限公司

Add:深圳市福田区竹子林光大银行大厦21层 | 集团微信号：云管端 | 微博公众号：CNIT云管端 | Tel:0755-88319888 | Fax:0755-83709333 | Http://www.chinacnit.com